Exhibit 12.1
UCI Holdco, Inc.
Ratio of Earnings to Fixed Charges
(dollars in thousands)

							Predecessor Company
	Holdco Consolidated						Combined
	Six Months	Six Months				June 21, 2003	January 1, 2003
	ended	ended				to	to
	June 30, 2007	June 30, 2006	2006	2005	2004	December 31, 2003	June 20, 2003	2002

Fixed Charges of Continuing Operations
Interest expensed and capitalized	$35,015	$19,829	$43,142	$34,733	$33,457	$23,607	$129	$705
Amortization of deferred financing and debt discount costs related to indebtedness	1,968	962	2,572	2,141	3,092	2,895	—	—
Write-off of deferred financing costs resulting from a refinancing related to the ASC Acquisition	—	2,625	2,625	—	—	—	—	—
Interest expense on taxes payable	234	—	—	—	—	—	—	—
An estimate of the interest factor in rental expense	1,034	806	1,936	1,687	1,711	768	871	1,475

Total fixed charges	$38,251	$24,222	$50,275	$38,561	$38,260	$27,270	$1,000	$2,180

Earnings of Continuing Operations
Pre-tax income (loss) from continuing operations, before minority interest (a)	$6,869	$1,769	$4,765	$(7,063)	$44,893	$(13,822)	$28,627	$103,042
Fixed charges	38,251	24,222	50,275	38,561	38,260	27,270	1,000	2,180
Amortization of capitalized interest, less interest capitalized	6	17	34	72	(609)	(108)	—	—

Total earnings	$45,126	$26,008	$55,074	$31,570	$82,544	$13,340	$29,627	$105,222

Ratio of earnings to fixed charges	1.2X	1.1X	1.1X	—	2.2X	—	29.6X	48.3X

Additional pre-tax earnings needed to achieve a 1:1 ratio	N/A	N/A	N/A	$6,991	N/A	$13,930	N/A	N/A

(a)	Pre-tax income (loss) from continuing operations are significantly affected by several special charges. For the amounts and a description of these special charges, see Holdco’s consolidated financial statements, and notes thereto, presented elsewhere in this registration statement.